ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Yana D. Guss

T +1 617 951 7109

yana.guss@ropesgray.com

September 17, 2018

By EDGAR Ms. Valerie Lithotomos U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4720

Re:	Post-Effective Amendment No. 13 to Registration Statement on Form N-1A for Barings Funds Trust (the “Registrant”), on behalf of Barings Global Emerging Markets Equity Fund (the “Fund”), a series of the Registrant

File Nos.: 333-188840, 811-22845

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Post-Effective Amendment to the Registration Statement, filed with the Commission on April 13, 2018. The Staff’s comments were provided to Yana Guss and Amin Danai of Ropes & Gray LLP, counsel to the Registrant, telephonically on May 9, 2018. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Comment. Relating to footnote 4 to the table “Fees and Expenses of the Fund” regarding recoupment of amounts waived or reimbursed by the Manager, please confirm that the amounts to be recouped will not cause a share class to exceed any expense limit in place at the time of recoupment.

Response. The Registrant confirms that any recoupment of amounts waived or reimbursed by the Manager will not cause a share class to exceed any expense limit in place at the time of recoupment.

2.	Comment. Please confirm that the amounts in the “Expense Example” table reflect the fee waiver and/or expense reimbursement only for the period for which the Manager has contractually agreed to waive fees and/or reimburse expenses.

Response. The Registrant confirms that the amounts in the “Expense Example” table reflect the fee waiver and/or expense reimbursement only for the period for which the Manager has contractually agreed to waive fees and/or reimburse expenses.

3.	Comment. Please explain supplementally why the “Principal Investment Strategies” states that the Fund will invest at least 40% of its net assets in securities of non-U.S. issuers, considering that the “Principal Investment Strategies” also states that the Fund will invest at least 80% of its net assets in securities of issuers tied to emerging market countries.

Response. The Registrant has determined, upon further consideration by the Manager and discussion between Ms. Guss and Ms. Lithotomos on June 12, 2018, to remove the 40% limitation given that operationally it would be moot due to the 80% limitation.

4.	Comment. In the “Principal Investment Strategies,” please consider including an explanation of China A-shares, China B-shares, and the Connect Schemes.

Response. The Registrant respectfully declines to add an explanation of China A-shares, China-B shares, and the Connect Schemes in the “Principal Investment Strategies” section. However, the Registrant has added disclosure in the “Description of Principal Investments” titled “Investment in China,” which includes an explanation of, among other things, China A-shares, China B-shares, and the Connect Schemes.

5.	Comment. Please explain supplementally how the Fund plans to value derivatives for purposes of complying with the 80% test of Rule 35d-1 under the 1940 Act. Please also confirm supplementally whether the Fund intends to utilize all of the derivatives listed in the eighth paragraph of the “Principal Investment Strategies.”

Response. For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Fund will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Registrant reserves the flexibility to use a derivative contract's notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund's name. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with "equity" in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments. The Registrant separately confirms that intends to use, to varying extents, all of the derivatives listed in the Principal Investment Strategies.

6.	Comment. In connection with the statement in the “Principal Investment Strategies” that the Fund invests at least 40% of its net assets in securities of non-U.S. issuers, please confirm that the Fund will continue to invest at least 40% of its net assets in securities of non-U.S. issuers even if less than 40% of the Fund’s Benchmark is represented by non-U.S. issuers.

Response. As stated above in the response to Comment 3, the Registrant has determined to remove the 40% limitation.

7.	Comment. The “Principal Risks” include risk disclosure relating to China A-Shares, but not China B-Shares. If the Fund intends to invest in both types of shares, please add risk disclosure in the “Principal Risks” relating to China B-Shares.

Response: The Registrant has revised the “Principal Investment Strategies” to clarify that the Fund anticipates only indirect exposure to China B-Shares via participation notes. Further, the Fund has add risk disclosure in the “Principal Risks” related to China B-Shares.

9.	Comment. In “Principal Risks,” the “Derivatives Risk” states that derivatives are subject to the risk that potential losses could partially or completely offset gains. Please add disclosure stating that derivatives can lead to unlimited losses.

Response: The Registrant notes that the “Derivatives Risk” states that “[g]ains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited.”

10.	Comment. Please explain why “Principal Risks” includes “Fixed Income Securities Risk,” considering that the Fund is an equity fund.

Response: The Registrant notes that “Fixed Income Securities Risk” is included as a principal risk because the “Principal Investment Strategies” states in the third paragraph that the Fund may invest in fixed income securities.

11.	Comment. Please explain supplementally whether the Registrant believes that cybersecurity risk is a principal risk of investing in the Fund. If so, please add cybersecurity risk disclosure to “Principal Risks.”

Response: The Registrant does not believe that cybersecurity risk is a principal risk of investing in the Fund at this time. The Registrant notes that disclosure regarding cybersecurity risk is included in “Non-Principal Investment Strategies and Risks” under “Operational and Technology Risk.”

12.	Comment. In the tables listing the Fund’s portfolio managers in the “Portfolio Management” sections, please include the inception date for each portfolio manager’s tenure.

Response: The Registrant has revised the disclosure to include the month and year of the Fund’s inception.

13.	Comment. Please explain supplementally how the disclosure under “Note Regarding Percentage Limitations” is consistent with applicable securities law.

Response: As disclosed in the Fund’s Prospectus, the Fund seeks to implement its investment strategy by, under normal market conditions, investing at least 80% of its net assets in equity and equity-related securities of issuers that are economically tied to one or more emerging market countries. The disclosure under “Note Regarding Percentage Limitations” is intended to clarify that this policy is tested at the time of purchase and that, if the Fund’s portfolio of securities fluctuates in value such that the Fund’s portfolio no longer comports with the Fund’s percentage limitations, the Fund will not be required to sell securities to adjust the percentages back to the percentage limitations imposed at the time of investment.

14.	Comment. Relating to the section “Prior Performance for Similar Accounts,” please confirm supplementally whether there are any other accounts that are substantially similar to the Fund that are not presented. If so, please explain why those accounts are not presented.

Response: The Registrant represents that Barings LLC, the Fund’s investment adviser, does not currently manage any separate accounts that have investment objectives, policies, strategies and risks that are substantially similar to the Fund which are not included in the “Prior Performance for Similar Accounts” discussion. Although there was another similarly managed account for a portion of the period, that account was not managed for the entirety of the period and is not currently being managed by Barings. Moreover, the performance of that account over the periods when it was outstanding was essentially identical to the performance shown for the UCITS Fund for the same period.

15.	Comment. In the section “Prior Performance for Similar Accounts,” please consider defining “UCITS.”

Response: The Registrant has revised the disclosure to include a definition of the term “UCITS.”

16.	Comment. Relating to the section “Prior Performance for Similar Accounts,” please confirm supplementally whether the Registrant has calculated performance using the standard SEC methodology.

Response: The Registrant respectfully submits that the performance information reflected in the section “Prior Performance for Similar Accounts” has been calculated using the methodology set forth in Item 3 of Form N-1A, adjusted to reflect the deduction of the Fund’s net expenses.

17.	Comment. In the table in the section “Prior Performance for Similar Accounts,” please consider removing the “since inception” column as it is not necessary under SEC guidance. Performance information need only be presented for 10 years. If the “since inception” column is retained, please add the date of inception.

Response: The Registrant will revise the table to remove the “since inception” column.

18.	Comment. Please confirm supplementally that the Fund has records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: The Fund confirms that it maintains the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

Statement of Additional Information

19.	Comment. In the section “Information Regarding Portfolio Managers,” please include the inception date of the Fund in connection with each portfolio manager’s tenure.

Response: The Registrant has revised the disclosure to include the month and year of the Fund’s inception.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana D. Guss

Yana D. Guss